Supplement dated November 13, 2026
to the Prospectus dated May 1, 2024, as supplemented,
for Tri-Continental Corporation (the Fund)
The Board of Directors of Tri-Continental Corporation has approved changes to the Fund’s Principal Investment Strategies that, effective on December 14, 2026, provide the Fund with greater flexibility to invest in other investment companies (as underlying funds). Accordingly, the Fund’s prospectus is hereby modified as follows:
The Annual Expenses table, footnotes and Expense Example under the caption "Fees and Expenses of the Fund" in the "Summary of the Fund" section is hereby superseded and replaced with the following:
Annual Expenses (as a percentage of net assets attributable to common shares)
Management fees(b)	0.42%
Other expenses	0.04%
Acquired fund fees and expenses(c)	0.15%
Total Annual Expenses Before Impact of Dividends on Preferred Stock(d)	0.61%
Impact of Dividends on Preferred Stock	0.10%
Total annual Fund operating expenses, including Impact of Dividends on Preferred Stock	0.71%
Fee waivers and/or reimbursements(e)	(0.13%)
Total Annual Expenses after fee waivers and/or expense reimbursements	0.58%
(b)
The Fund’s management fee is 0.42% of the Fund’s average daily net assets (which includes assets attributable to the Fund’s common and preferred stock) and is borne by the holders of the Fund’s common stock (Common Stockholders). The management fee rate noted in the table reflects the rate paid by Common Stockholders as a percentage of the Fund’s net assets attributable to Common Stock.
(c)
Acquired fund fees and expenses has been restated to reflect current fees.
(d)
“Total Annual Expenses Before Impact of Dividends on Preferred Stock” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than “Expenses to average net assets for Common Stock” shown in the Financial Highlights section of the Fund’s Annual Report dated December 31, 2025 because “Expenses to average net assets for Common Stock” does not include acquired fund fees and expenses.
(e)
Columbia Management Investment Advisers, LLC (the Investment Manager) has contractually agreed to implement a management fee waiver through April 30, 2028, unless sooner terminated at the sole discretion of the Fund’s Board of Directors, with respect to Fund assets invested in an affiliated underlying fund. Under this arrangement, the Investment Manager waives its net management fee (management fee less reimbursements/waivers) with respect to the Fund in an amount equal to the net management fee payable to the Investment Manager by such affiliated underlying fund on the assets invested in it.
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:
■
you invest $1,000 in the Fund for the periods indicated,
■
all dividends and other distributions are reinvested at NAV per Share,
■
your investment has a 5% return each year, and
■
the Fund’s total annual operating expenses remain the same as shown in the Annual Expenses table above (including the impact of dividends on preferred stock).
Since the waivers and/or reimbursements shown in the Annual Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:
	1 year	3 years	5 years	10 years
Tri-Continental Corporation Common Stock	$6	$21	$38	$87
If dividends on the Fund’s $2.50 cumulative preferred stock (Preferred Stock) were not included, the total expenses incurred for 1, 3, 5 and 10 years would be $5, $18, $33, and $75, respectively.
The rest of the section remains the same.
The information under the caption "Prospectus Summary” in the "Summary of the Fund" section and under the caption “Investment Objective and Policies” in the “More Information About the Fund” section are hereby amended to add the following:
The Fund may also invest in shares of other investment companies as underlying funds. The Fund’s investments in underlying funds may include open-end funds (mutual funds and exchange-traded funds (ETFs)), as well as other closed-end funds, including tender offer funds and interval funds (collectively, underlying funds). The Fund may
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invest in underlying funds managed by third parties as well as those managed by Columbia Management Investment Advisers, LLC (Columbia Management or the Investment Manager) or its affiliates. The Fund expects to invest up to 10% of its assets in Columbia Credit Income Opportunities Fund, a closed-end interval fund managed by Columbia Management.
The Investment Manager is responsible for managing the Fund’s allocations of its assets to stocks (including convertible preferred stock), bonds and other debt instruments (including convertible bonds), as well as to underlying funds. The Fund allocates its investments based on analysis by portfolio management of the opportunities for the Fund to achieve its objective, including within a given market.
The third bullet of the eighth paragraph on page 10 under the caption “Investment Objective and Policies” in the “More Information About the Fund” section is hereby deleted.
The rest of the section remains the same.
The information under the caption “Principal Risks” in the “More Information About the Fund” section is hereby amended to add the following:
Investing in Other Funds Risk. The Fund’s investment in other funds (affiliated and/or unaffiliated funds, including mutual funds, exchange-traded funds (ETFs), other closed-end funds, including closed-end interval funds and tender offer funds) subjects the Fund to the investment performance (positive or negative) and risks of the underlying funds in direct proportion to the Fund’s investments therein. The performance of the underlying funds could be adversely affected if other investors in the same underlying funds make relatively large investments and redemptions in such underlying funds. The Fund, and its stockholders, indirectly bear a portion of the expenses of any funds in which the Fund invests, which fees and expenses would be incremental to the fees and expenses to which the Fund already is directly subject. Due to the expenses and costs of an underlying fund being shared by its investors, redemptions of underlying fund shares by their investors could result in decreased economies of scale and increased operating expenses for such underlying fund. These transactions might also result in higher brokerage, tax or other costs for the underlying funds and their investors, such as the Fund. This risk may be particularly important when one investor owns a substantial portion of the underlying funds. The Investment Manager typically selects underlying funds for which it, or an affiliate, acts as the investment manager (affiliated underlying funds) and typically will select an unaffiliated underlying fund only if the desired investment exposure is not available through an affiliated fund. The Investment Manager has a conflict of interest in selecting affiliated underlying funds over unaffiliated underlying funds because it receives management fees from affiliated underlying funds, and it has a conflict in selecting among affiliated underlying funds, because the fees paid to it by certain affiliated underlying funds are higher than the fees paid by other affiliated underlying funds. Also, to the extent that the Fund is constrained/restricted from investing (or investing further) in a particular underlying fund for one or more reasons (e.g., underlying fund capacity constraints or regulatory restrictions) or if the Fund chooses to sell its investment in an underlying fund because of poor investment performance or for other reasons, the Fund may have to invest in other underlying funds, including less desirable funds – from a strategy or investment performance standpoint – which could have a negative impact on Fund performance. In addition, Fund performance could be negatively impacted if an appropriate alternate underlying fund is not identified in a timely manner or at all. The underlying funds may not achieve their investment objective. The Fund, through its investment in underlying funds, may not achieve its investment objective.
Unlisted Closed-End Interval Fund Illiquidity Risks. An investment by the Fund in underlying funds that are structured as interval funds involves risks. The Fund may invest in interval funds, including Columbia Credit Income Opportunities Fund, that do not list their shares for trading on any securities exchange. Thus, for these unlisted funds, there is currently no secondary market for their shares, and the Fund does not expect any secondary market to develop for shares of underlying unlisted interval funds. Investors, such as the Fund, in shares of interval funds are not able to have their interval fund shares redeemed or otherwise sell these shares on a daily basis because of the unlisted closed-end fund's structure. In order to provide liquidity to interval fund investors, interval funds conduct periodic repurchase offers (to buy back interval fund shares), which can be as frequently as monthly but as infrequently as annually. As such, when the Fund invests in interval funds, while interval funds provide periodic liquidity through regular repurchase offers, the Fund considers its investments in interval fund shares to be illiquid and longer term investments. When the Fund invests in Columbia Credit Income Opportunities Fund, an affiliated closed-end interval fund, the Fund is further limited in its ability to sell its shares in this underlying fund (back to the underlying fund), particularly because the underlying fund only offers to repurchase its shares from investors on a quarterly basis and where any such offer is over-subscribed, the Fund could be prevented from selling the full amount of underlying fund shares that it desires to sell (because the Fund is an affiliate) at the most advantageous time. In addition, the need to provide cash to shareholders on a periodic basis in connection with the repurchase of shares may cause an interval fund to sell its portfolio securities at disadvantageous times and/or may limit the ability of the interval fund to participate in new investment opportunities. Interval funds generally can invest a significant portion of their assets in illiquid securities.
The rest of the section remains the same.
The following is added below Transactions in Derivatives in "More Information About the Fund":
Affiliated Fund Investing
The Investment Manager or an affiliate serves as investment adviser to funds using the Columbia brand (Columbia Funds), including those that are structured as “fund-of-funds”, and provides asset-allocation services to (i) shareholders by investing in shares of other Columbia Funds, which may include the Fund (collectively referred to in

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this section as Underlying Funds), and (ii) discretionary managed accounts (collectively referred to as affiliated products) that invest exclusively in Underlying Funds. These affiliated products, individually or collectively, may own a significant percentage of the outstanding shares of one or more Underlying Funds, and the Investment Manager seeks to balance potential conflicts of interest between the affiliated products and the Underlying Funds in which they invest. The affiliated products’ investment in the Underlying Funds may have the effect of creating economies of scale, possibly resulting in lower expense ratios for the Underlying Funds, because the affiliated products may own substantial portions of the shares of Underlying Funds. However, redemption of Underlying Fund shares by one or more affiliated products could cause the expense ratio of an Underlying Fund to increase, as its fixed costs would be spread over a smaller asset base. Because of large positions of certain affiliated products, the Underlying Funds may experience relatively large inflows and outflows of cash due to affiliated products’ purchases and sales of Underlying Fund shares. Although the Investment Manager or its affiliate may seek to minimize the impact of these transactions where possible, for example, by structuring them over a reasonable period of time or through other measures, Underlying Funds may experience increased expenses as they buy and sell portfolio securities to manage the cash flow effect related to these transactions. Further, when the Investment Manager or its affiliate structures transactions over a reasonable period of time in order to manage the potential impact of the buy and sell decisions for the affiliated products, those affiliated products, including funds-of-funds, may pay more or less (for purchase activity), or receive more or less (for redemption activity), for shares of the Underlying Funds than if the transactions were executed in one transaction. In addition, substantial redemptions by affiliated products within a short period of time could require the Underlying Fund to liquidate positions more rapidly than would otherwise be desirable, which may have the effect of reducing or eliminating potential gain or causing it to realize a loss. In order to meet such redemptions, an Underlying Fund may be forced to sell its liquid (or more liquid) positions, leaving the Underlying Fund holding, post-redemption, a relatively larger position in illiquid investments (i.e., any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment) or less liquid securities. Substantial redemptions may also adversely affect the ability of the Underlying Fund to implement its investment strategy. The Investment Manager or its affiliate also has a conflict of interest in determining the allocation of affiliated products’ assets among the Underlying Funds, as it earns different fees from the various Underlying Funds. The Investment Manager or its affiliates typically invest “seed” capital in recently launched Columbia Funds and a Columbia Fund’s investment in such Underlying Funds would typically allow the Investment Manager or its affiliates to withdraw its “seed” capital more quickly, providing an incentive for the Investment Manager to cause a Columbia Fund to make such investments in Underlying Funds.
The rest of the section remains the same.
The following is added under the caption “Management of the Fund” in the “More Information About the Fund” section:
Fee Waiver Reimbursement Arrangement
The Investment Manager has contractually agreed to implement a management fee waiver through April 30, 2028, unless sooner terminated at the sole discretion of the Fund’s Board of Directors, with respect to Fund assets invested in Columbia Credit Income Opportunities Fund. Under this arrangement, the Investment Manager waives its net management fee (management fee less reimbursements/waivers) with respect to the Fund in an amount equal to the net management or advisory fee (fee less reimbursement/waivers) payable to the Investment Manager by Columbia Credit Income Opportunities Fund on the assets invested by the Fund in such underlying affiliated fund.
The rest of the section remains the same.
Shareholders should retain this Supplement for future reference.

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